PACIFIC INTERNET LIMITED
(Company Registration No. 199502086C)
(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of Pacific Internet Limited (the “Company”) will be held at 3 p.m. (Singapore time) on Tuesday, November 7, 2006 at Insight Room, #01-07 The Rutherford, 89 Science Park Drive, Singapore 118261, for the purpose of considering and, if thought fit, passing, with or without modifications, the following as Ordinary Resolutions:-

ORDINARY RESOLUTIONS

A.	ON THE REMOVAL OF DIRECTORS:

1.	REMOVAL OF THE PRE-REQUISITION DIRECTORS

THAT Mr. Claude Roger Charles, Mr. Lim Soon Hock, Mr. Tan Chin Kwang Johnson, Mr. Phey Teck Moh, Mr. Tan Meng Dong and Ms. Zhang Yun, be removed as Directors of the Company with immediate effect.

[Resolution 1]

2.	REMOVAL OF DIRECTORS APPOINTED ON OR AFTER SEPTEMBER 8, 2006(1)

THAT all Directors, if any, appointed by the Board of Directors of the Company on or after September 8, 2006, be removed as Directors of the Company with immediate effect.

[Resolution 2]

Note (1): Mr. Koh Boon Hwee was appointed as a Director with effect from the date of the approval of his appointment by the Info-Communications Development Authority of Singapore, which approval was given on September 26, 2006 and, as such, Resolution 2 applies to him. He has made representations with respect to the proposed Resolution 2 to remove him as a Director of the Company.

B.	ON THE APPOINTMENT OF THE INDEPENDENT DIRECTORS:

3.	APPOINTMENT OF MR. CLAUDE ROGER CHARLES AS DIRECTOR

In the event Resolution 1 is passed:

THAT Mr. Claude Roger Charles (having consented to act provided both Mr. Lim Soon Hock and Mr. Tan Chin Kwang Johnson be and are hereby appointed as Directors of the Company with immediate effect) be and is hereby appointed as a Director of the Company with immediate effect.

[Resolution 3]

4.	APPOINTMENT OF MR. LIM SOON HOCK AS DIRECTOR

In the event Resolution 1 is passed:

THAT Mr. Lim Soon Hock (having consented to act provided both Mr. Claude Roger Charles and Mr. Tan Chin Kwang Johnson be and are hereby appointed as Directors of the Company with immediate effect) be and is hereby appointed as a Director of the Company with immediate effect.

[Resolution 4]

5.	APPOINTMENT OF MR. TAN CHIN KWANG JOHNSON AS DIRECTOR

In the event Resolution 1 is passed:

THAT Mr. Tan Chin Kwang Johnson (having consented to act provided both Mr. Claude Roger Charles and Mr. Lim Soon Hock be and are hereby appointed as Directors of the Company with immediate effect) be and is hereby appointed as a Director of the Company with immediate effect.

[Resolution 5]

C.	ON THE APPOINTMENT OF THE COMPANY’S EXECUTIVE DIRECTOR:

6.	APPOINTMENT OF MR. PHEY TECK MOH AS DIRECTOR

In the event Resolution 1 is passed:

THAT Mr. Phey Teck Moh (subject to his consent) be and is hereby appointed as a Director of the Company with immediate effect.

[Resolution 6]

D.	ON THE APPOINTMENT OF THE VANTAGE NOMINEE DIRECTORS:

7.	APPOINTMENT OF MR. TAN MENG DONG AS DIRECTOR

In the event Resolution 1 is passed:

THAT Mr. Tan Meng Dong (subject to his consent) be and is hereby appointed as a Director of the Company with immediate effect.

[Resolution 7]

8.	APPOINTMENT OF MS. ZHANG YUN AS DIRECTOR

In the event Resolution 1 is passed:

THAT Ms. Zhang Yun (subject to her consent) be and is hereby appointed as a Director of the Company with immediate effect.

[Resolution 8]

E.	ON THE APPOINTMENT OF THE DIRECTORS NOMINATED BY MEDIARING:

9.	APPOINTMENT OF MR. KOH BOON HWEE AS DIRECTOR

(1)	Scenario One with regard to Mr. Koh Boon Hwee(2)

In the event that (i) Mr. Koh Boon Hwee has become a Director of the Company; and (ii) Resolution 2 is passed:

THAT Mr. Koh Boon Hwee be and is hereby appointed as a Director of the Company with immediate effect.

(2)	Scenario Two with regard to Mr. Koh Boon Hwee

In the event that Mr. Koh Boon Hwee has not become a Director as at the time of the EGM:

THAT subject to the approval of the Info-Communications Development Authority of Singapore (the “IDA”) (if not already obtained), Mr. Koh Boon Hwee, having consented to act, be and is hereby appointed as a Director of the Company with immediate effect or with effect from the date of the said approval of the IDA, as the case may be.

[Resolution 9]

Note (2): Mr. Koh Boon Hwee was appointed as a Director with effect from the date of the approval of his appointment by the IDA, which approval was given on September 26, 2006 and, as such, Scenario 1 of Resolution 9 applies to him.

10.	APPOINTMENT OF MR. WALTER J. SOUSA AS DIRECTOR

(1)	Scenario One with regard to Mr. Walter J. Sousa

In the event that (i) Mr. Walter J. Sousa has become a Director of the Company; and (ii) Resolution 2 is passed:

THAT Mr. Walter J. Sousa be and is hereby appointed as a Director of the Company with immediate effect.

(2)	Scenario Two with regard to Mr. Walter J. Sousa

In the event that Mr. Walter J. Sousa has not become a Director as at the time of the EGM:

THAT subject to the approval of the Info-Communications Development Authority of Singapore (the “IDA”) (if not already obtained), Mr. Walter J. Sousa, having consented to act, be and is hereby appointed as a Director of the Company with immediate effect or with effect from the date of the said approval of the IDA, as the case may be.

[Resolution 10]

F.	ON THE PROPOSED INSPECTION OF PROXY FORMS:

11.	INSPECTION OF PROXY FORMS

THAT the Company shall cause and permit all proxy forms (and any evidence of authorizations to sign such proxy forms) in respect of any votes made by way of proxy at the EGM to be made available for inspection by any shareholder of the Company during office hours at the registered office of the Company for a period of five days commencing from the conclusion of the EGM.

[Resolution 11]

G.	ON THE APPOINTMENT OF THE DIRECTOR NOMINATED BY CONNECT:

12.	APPOINTMENT OF MR. STEVEN BARRY SIMPSON AS DIRECTOR

THAT Mr. Steven Barry Simpson (subject to his consent) be and is hereby appointed as a Director of the Company with immediate effect. (3)

[Resolution 12]

Note (3): Mr. Steven Barry Simpson’s appointment as a Director is subject to the approval of the IDA.

H.	ON THE BOARD’S RECOMMENDATION THAT THE BOARD COMPRISE A MAJORITY OF INDEPENDENT DIRECTORS:

13.	MAJORITY OF INDEPENDENT DIRECTORS

THAT the Board of Directors should hereafter comprise a majority of Directors who are independent (as such term may be defined under the rules of NASDAQ and/or any other stock exchange on which the Company may, in the future, have its ordinary shares listed) and if the Company shall at any time not be compliant with the foregoing, it shall take steps to ensure that it again becomes compliant as soon as possible thereafter and in any event, by no later than any time limit stipulated by any applicable laws or regulatory authorities that have jurisdiction over the Company.

[Resolution 13]

By Order of the Board
Claude Roger Charles
Lead Independent Director
Pacific Internet Limited

October 12, 2006

Notes:

1.	The Board of Directors has fixed the close of business on September 14, 2006 (New York time) as the record date for determining those members who will receive notice of and be entitled to attend and vote at the EGM.

2.	A Shareholder is entitled to appoint no more than two proxies to attend and vote in his stead.

3.	Where a Shareholder appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the proxy form.

4.	A proxy need not be a member of the Company.

5.	If a proxy is appointed, the proxy form must be deposited at either the registered office of the Company at 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261, or The Bank of New York at P.O. Box 11146, New York, N.Y. 10203-0146, not less than 48 hours before the time set for the EGM, that is no later than 3 p.m. on Sunday, November 5, 2006 (Singapore time) or 3 a.m. on Sunday, November 5, 2006 (New York time).